SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

BitFuFu Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.0001 per share

(Title of Class of Securities)

G1152A104**

(CUSIP Number)

Liang (Leo) Lu

Chipring Technology Limited

111 North Bridge Road

#15-01, Peninsula Plaza

Singapore 179098

+65 6252 4595

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	This CUSIP applies to the Class A ordinary shares, par value US$0.0001 per share, of the Issuer (the “Class A Ordinary Shares”).

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1152A104

1.	Names of Reporting Persons. Liang (Leo) Lu
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization St. Kitts and Nevis

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,000,000 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 135,000,000 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,000,000 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.8%(2) (representing 96.0%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) IN

(1)	Representing 135,000,000 Class B ordinary shares of the Issuer (the “Class B Ordinary Shares”) directly held by Chipring Technology Limited, a company incorporated in the British Virgin Islands, which is wholly owned by Mr. Liang (Leo) Lu (“Mr. Lu”). Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lu or an affiliate of Mr. Lu, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not Mr. Lu or an affiliate of Mr. Lu, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to five votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)

Based on 162,902,267 outstanding ordinary shares of the Issuer (the “Ordinary Shares”) as a single class, being the sum of 27,902,267 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares outstanding as of February 29, 2024, as reported in the Issuer’s shell company report on Form 20-F filed with the SEC.

CUSIP No. G1152A104

1.	Names of Reporting Persons. Chipring Technology Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 135,000,000 Class B Ordinary Shares(1)
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 135,000,000 Class B Ordinary Shares(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 135,000,000 Class B Ordinary Shares(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 82.8%(2) (representing 96.0%(1)(2) of the total outstanding voting power)
14.	Type of Reporting Person (See Instructions) CO

(1)	Each Class B Ordinary Share is convertible at the option of the holder into one Class A Ordinary Share. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any sale, transfer, assignment or disposition of any Class B Ordinary Shares by a holder to any person who is not Mr. Lu or an affiliate of Mr. Lu, or upon a change of ultimate beneficial ownership of any Class B Ordinary Share to any person who is not Mr. Lu or an affiliate of Mr. Lu, such Class B Ordinary Shares shall be automatically and immediately converted into the same number of Class A Ordinary Shares. The rights of the holders of Class A Ordinary Shares and Class B Ordinary Shares are identical, except with respect to conversion rights (noted above) and voting rights. Each Class B Ordinary Share is entitled to five votes on all matters subject to vote at general meetings of the Issuer, whereas each Class A Ordinary Share is entitled to one vote.

(2)	Based on 162,902,267 outstanding Ordinary Shares as a single class, being the sum of 27,902,267 Class A Ordinary Shares and 135,000,000 Class B Ordinary Shares outstanding as of February 29, 2024, as reported in the Issuer’s shell company report on Form 20-F filed with the SEC.

CUSIP No. G1152A104

Item 1. Security and Issuer.

This Schedule 13D relates to the Ordinary Shares of the Issuer. The Class A Ordinary Shares of the Issuer are listed on the Nasdaq Stock Market LLC under the symbol “FUFU.”

The principal executive offices of the Issuer are located at 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

Item 2. Identity and Background.

(a) Name:

Mr. Lu and Chipring Technology Limited are collectively referred to herein as “Reporting Persons,” and each, a “Reporting Person.” This Schedule 13D is being filed jointly by the Reporting Persons pursuant to Rule 13d-1(k) promulgated by the SEC under Section 13 of the Act. The agreement among the Reporting Persons relating to the joint filing is attached hereto as Exhibit A. Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons, except as otherwise provided in Rule 13d-1(k).

Chipring Technology Limited is principally a holding company organized and existing under the laws of British Virgin Islands. Chipring Technology Limited is wholly owned by Mr. Lu.

(b) Residence or business address:

The registered address of Chipring Technology Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

The business address of Mr. Lu is 111 North Bridge Road, #15-01, Peninsula Plaza, Singapore 179098.

(c) Principal business of each reporting person and address:

The principal business of Chipring Technology Limited is holding the securities of the Issuer on behalf of Mr. Lu.

The principal business of Mr. Lu is to serve as a director and the chief executive officer of the Issuer.

(d) — (e) During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Merger Agreement (as defined below) that pertain to the Class B Ordinary Shares acquired by the Reporting Persons. Prior to consummation of the Business Combination (as defined below), the Reporting Persons beneficially owned 142,105,263 ordinary shares of Finfront Holding Company, an exempted company incorporated under the laws of the Cayman Islands (“Finfront”) through Chipring Technology Limited. Upon consummation of the Business Combination (as defined below), Chipring Technology Limited received 135,000,000 Class B Ordinary Shares in exchange for the shares held by it in Finfront.

Item 4. Purpose of Transaction.

Business Combination

On February 29, 2024 (the “Closing Date”), BitFuFu Inc. (the “Company”) consummated the previously announced business combination with Arisz Acquisition Corp. (“Arisz”), pursuant to (1) the agreement and plan of merger, dated as of January 21, 2022 (as amended as of April 4, 2022, October 10, 2022, April 24, 2023 and July 28, 2023, the “Merger Agreement”), by and between Arisz and Finfront, (2) the joinder agreement by and among the Company, Finfront, Boundary Holding Company (“Merger Sub”) and Arisz, dated April 4, 2022, and (3) supplemental joinder agreement by and among the Company, Finfront, Merger Sub and Arisz, dated December 20, 2023.

Pursuant to the Merger Agreement, the business combination was effected in two steps. On February 29, 2024, (1) Arisz merged with and into the Company (the “Redomestication Merger”), with the Company surviving the Redomestication Merger as a publicly traded entity; and (2) immediately following the Redomestication Merger, Merger Sub merged with and into Finfront (the “Acquisition Merger” and, together with all other transactions contemplated by the Merger Agreement, the “Business Combination”), with Finfront surviving the Acquisition Merger as a wholly owned subsidiary of the Company. The Business Combination was consummated on February 29, 2024.

As a result of the Business Combination and the share exchange thereunder, the ordinary shares then held by Chipring Technology Limited was cancelled in exchange for 135,000,000 Class B Ordinary Shares.

Lock-up Agreement

On the Closing Date, Chipring Technology Limited entered into a lock-up agreement with Arisz (the “Lock-up Agreement”). Pursuant to the Lock-Up Agreement, Chipring Technology Limited shall agree, subject to certain customary exceptions, not to (i) sell, offer to sell, contract or agree to sell, pledge or otherwise dispose of, directly or indirectly, any Ordinary Shares to be received by them in connection with the Business Combination (such shares, together with any securities convertible into or exchangeable for or representing the rights to receive Ordinary Shares if any, acquired during the Lock-Up Period (as defined below)), the “Lock-up Shares”), (ii) enter into a transaction that would have the same effect, (iii) enter into any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Lock-Up Shares or otherwise or engage in any short sales or other arrangement with respect to the Lock-Up Shares or (iv) publicly announce any intention to effect any transaction specified in clause (i) or (ii) until the date that is six months after Closing Date (the “Lock-Up Period”).

The foregoing description of the Merger Agreement and Lock-up Agreement does not purport to be complete and is qualified in its entirety by the full text of the Merger Agreement and form of Lock-up Agreement, which are attached as Exhibit B and C to this Schedule 13D and incorporated herein by reference.

Except as set forth in this Schedule 13D, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to, at any time and from time to time, review or reconsider their position and/or change their purpose and/or, either separately or together with other persons, formulate plans or proposals with respect to those items in the future depending upon then existing factors.

Item 5. Interest in Securities of the Issuer.

(a) — (b) The responses of each Reporting Person to Rows (7) through (13), including the footnotes thereto, of the cover pages of this Schedule 13D are hereby incorporated by reference in this Item 5. The information set forth in Item 2 above is hereby incorporated by reference.

(c) Except the information set forth in this Schedule 13D, no transactions in any of the Ordinary Shares of the Issuer have been effected by the Reporting Persons during the past sixty days.

(d) Except as disclosed in this Schedule 13D, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 3 and Item 4 of this Schedule 13D is incorporated by reference.

To the best knowledge of the Reporting Persons, except as provided herein, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or otherwise subject to a contingency, the occurrence of which would give another person voting power over the securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
A	Joint Filing Agreement dated March 7, 2024 by and among the Reporting Persons.

B	Merger Agreement dated January 21, 2022 by and between Arisz Acquisition Corp. and Finfront Holding Company (incorporated by reference to Exhibit 2.1 to the Registration Statement on Form F-4 (Reg. No. 333-276181), initially filed with the SEC on December 21, 2023).

C	Form of Lock-up Agreement (incorporated by reference to Exhibit 4.15 to the Shell Company Report on Form 20-F (File no.: 001-41972) filed with the SEC).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 7, 2024

Liang (Leo) Lu

By:	/s/ Liang (Leo) Lu
Name:	Liang (Leo) Lu

Chipring Technology Limited

By:	/s/ Liang (Leo) Lu
Name:	Liang (Leo) Lu
Title:	Director

Exhibit A

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Dated: March 7, 2024	Liang (Leo) Lu

	By:	/s/ Liang (Leo) Lu

Dated: March 7, 2024	Chipring Technology Limited

	By:	/s/ Liang (Leo) Lu
	Name:	Liang (Leo) Lu
	Title:	Director

[Signature Page to Joint Filing Agreement]